BRIAN M. BROWN

Admitted in Virginia and Michigan

(804) 343-5023

brian.brown@wrvblaw.com

May 19, 2023

U. S. Securities and Exchange Commission

Division of Corporation Finance

Heather Clark, Examinations Manager (Supervisory Attorney)

Andrew Blume, Staff Accountant

Re:	TREX COMPANY, INC.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 27, 2023

File Number 001-14649

Dear Ms. Clark and Mr. Blume,

On behalf of our client Trex Company, Inc. (“Trex” or “Company”), we are responding to the Staff’s comment letter, dated April 13, 2023 (the “Staff Letter”), with respect to the U.S. Securities and Exchange Commission’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed February 27, 2023 (“Form 10-K”).

Set forth below is the Company’s responses to the Staff Letter. For ease of reference, we have included the full text of the correlative Staff comment. The numbered paragraph in this letter corresponds to the number contained in the Staff Letter. The page number referred to in the following paragraph corresponds to the page number in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

1.

Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. For example, explain the reasons for the changes in inventories and accounts receivable from fiscal 2021 to 2022. Please refer to Item 303(a) of Regulation SK and SEC Release No. 33-8350.

The Company’s cash flow from operating activities is impacted by its working capital components, including accounts receivable and inventory levels during the reporting period.

U. S. Securities and Exchange Commission

Division of Corporation Finance

Heather Clark, Examinations Manager (Supervisory Attorney)

Andrew Blume, Staff Accountant

May 19, 2023

One of the key aspects to consider while analyzing the changes in working capital components is whether the changes are temporary or permanent in nature. Temporary changes are typically caused by fluctuations in sales volume or seasonality, while permanent changes can be due to changes in business strategy, economic conditions, or other factors. As Trex has not made any material changes to its business strategy and, while the macro-economic conditions in its markets have fluctuated in 2022, Trex believes the changes in working capital components are temporary in nature.

On page 32 in the 2022 Annual Report on Form 10-K, “Results of Operations, Net Sales”, the Company discusses how sales incentive programs, such as payment discounts and terms and other incentives, may impact sales, the timing of collection of receivables and inventory levels during the reporting period. Specifically:

“Net Sales – As part of its normal business practice and consistent with industry practices, Trex Residential has historically offered incentive programs to its distributors and dealers to build inventory levels before the start of the prime deck-building season to ensure adequate availability of its product to meet anticipated seasonal consumer demand and to enable production planning. These incentives include prompt payment discounts and favorable payment terms. In addition, we offer price discounts or volume rebates on specified products and other incentives based on increases in purchases as part of specific promotional programs. The timing of sales incentive programs can impact sales, receivables and inventory levels during the offering period.”

In addition, on page 32 in the 2022 Annual Report on Form 10-K, “Results of Operations, General”, Trex discusses changes in inventory in its 2020 and 2021 reporting periods. Trex also discusses the reduction in demand in the latter part of 2022, which impacted its inventory levels as Trex responded to the decrease in demand, and the measures taken in response to the changed environment. Specifically:

“Strong sales growth in the first and second quarters of 2022 reflected an increase in Trex Residential net sales driven by pricing actions taken in 2021 and 2022, volume growth that continued to reflect strong secular trends in the outdoor living category, continued execution of our wood-to-composite market strategy share conversion, and channel inventory build to support historically high growth rates. The channel inventory build was due in part to expected consumer demand consistent with what was seen in 2020 and 2021, but also was a consequence of improved product availability following more than two years of capacity constraints and product allocations.

U. S. Securities and Exchange Commission

Division of Corporation Finance

Heather Clark, Examinations Manager (Supervisory Attorney)

Andrew Blume, Staff Accountant

May 19, 2023

“However, towards the end of June Trex Residential experienced a reduction in demand from its distribution partners, spurred by concerns over a potential easing in consumer demand due to rising interest rates, declining consumer sentiment and expectations of a general slowing in the economy. As a result, beginning in the third quarter Trex Residential’s channel partners met demand partially through inventory drawdown. The drawdown negatively impacted third and fourth quarter sales. In response to this changed environment, Trex Residential immediately took measures to better align its cost structure with current demand by decreasing production levels, right sizing the employee base, and focusing on cost efficiency programs.”

In addition to the above disclosures within the “Results from Operations” section, Trex agrees with the Staff that users of the financial statements may also benefit from additional disclosure on these items in the “Liquidity and Capital Resources, Operating Activities” section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Therefore, in future filings, Trex proposes to include a more robust discussion of its cash operating activities, such as the discussion included in its Form 10-Q for the quarterly period ended March 31, 2023, as noted below:

Liquidity and Capital Resources, Operating Activities

“Cash used in operations was $115.5 million during the first quarter of 2023 compared to cash provided by operations of $73.9 million during the first quarter of 2022. The $189.4 million decrease in cash provided by operating activities was primarily related to an increase in accounts receivable and, to a lesser extent, reduced profitability in the first quarter of 2023. Shorter payment terms offered as part of our 2022 early buy program resulted in stronger cash collections from accounts receivable in the first quarter of 2022 compared to historical first quarter collections. The timing of collections in the first quarter of 2023 were more aligned with the timing of collections in first quarters prior to 2022. We anticipate the timing of collections in the second and third quarters of 2023 will be more comparable to those in the second and third quarters of 2022. Substantially all of the accounts receivables balances as of March 31, 2023 will be collected during the second quarter of 2023. The effects of the increase in accounts receivable and reduced profitability were offset, in part, by a decrease in inventories in the first quarter of 2023. During the second half of 2022, our channel partners met demand partially through inventory drawdown rather than through additional purchases, resulting in an increase in our inventory levels. We anticipate a decrease in inventory levels throughout 2023 compared to 2022.”

U. S. Securities and Exchange Commission

Division of Corporation Finance

Heather Clark, Examinations Manager (Supervisory Attorney)

Andrew Blume, Staff Accountant

May 19, 2023

Financial Statements

Notes to Consolidated Financial Statements

17. Segment Information, page F-31

2.

Please revise future filings to disclose revenues by product in accordance with ASC 280- 10-50-40. We note, for example, that you discuss major product categories on page 2, including decking and accessories, railing and fencing.

The Company designs, manufactures and markets wood-alternative decking products and reports revenues from sales of its products disclosed on page 2 of its Annual Report on Form 10-K for the year ended December 31, 2022 on an aggregated basis as it believes these products constitute a group of similar products pursuant to ASC 280-10-50-40. With the exception of fencing, all of the products listed on page 2 are components of a deck structure and are designed and manufactured to be purchased and used together as an integrated system to construct a complete deck. Of note, most jurisdictions require that decks include railings, framing and other accessories to be in compliance with applicable building codes and regulations. As such, the Company reports revenues from its complete set of decking and railing products and accessories (collectively, Decking Products) as net sales from a group of similar products. During the year ended December 31, 2022, gross sales from its Decking Products as a percentage of total residential gross sales were approximately 98 percent.

In determining that its Decking Products constituted a group of similar products, the Company considered such factors as:

•	Revenues from the sales of the Company’s Decking Products are all from the same wholesale distribution network, retail dealers, and Home Depot and Lowe’s stores, who, in turn, sell to end users.

•	Revenues and gross margins from the Decking Products are similarly impacted by trends in the strength of the remodeling sector and the execution of the Company’s market growth strategies.

•

The Company designs and markets its Decking Products to its distributor and dealer network, and their customers, to be used together to create a complete deck whose components complement each other and allow the deck to be designed using Trex brand products.

•	Substantially all Trex Decking Products are produced using similar raw materials and are manufactured primarily in the same manner using its proprietary and skill-based processes.

•	Opportunities for market share gains and growth within the composite decking industry apply equally to all of the Company’s integrated and comprehensive Decking Products.

•	The similarity of how the products are utilized by the end-user consumer.

U. S. Securities and Exchange Commission

Division of Corporation Finance

Heather Clark, Examinations Manager (Supervisory Attorney)

Andrew Blume, Staff Accountant

May 19, 2023

Based on the similarity and integrated nature of its Decking Products, the Company believes it is appropriate to group the related revenues and report them on an aggregated basis, in accordance with ASC 280-10-50-40. The Company believes the factors listed above are also consistent with the conclusion reached in response to the Staff’s letter dated August 12, 2016. In future filings, the Company will continue to consider and apply ASC 280-10-50-40 in reporting its revenues from external customers for each group of similar products.

We appreciate your assistance in review of the Company’s periodic filing. Please contact me at (804) 343-5023, or Deborah Wilson, Senior Financial Reporting Officer, Trex, at (540) 535-8634, if you have any questions or require any additional information.

Sincerely,

WOODS ROGERS VANDEVENTER BLACK PLC

Brian M. Brown

cc:	Mr. Bryan H. Fairbanks

President and Chief Executive Officer

Trex Company, Inc.

Mr. Dennis C. Schemm

Senior Vice President and Chief Financial Officer

Trex Company, Inc.

Mr. Bradley R. McDonald

Senior Director, Chief Accounting Officer and Controller

Trex Company, Inc.

Ms. Amy M. Fernandez

Vice President, General Counsel and Secretary

Trex Company, Inc.

Trex Company, Inc. 160 Exeter Drive Winchester VA 22603-8605 Telephone 540.542.6300

May 19, 2023

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Heather Clark, Examinations Manager (Supervisory Attorney)

Andrew Blume, Staff Accountant

Re:	TREX COMPANY, INC.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 27, 2023

File Number 001-14649

Dear Ms. Clark and Mr. Blume,

In connection with the recent review by Staff of the U.S. Securities and Exchange Commission (“SEC”) of the Trex Company, Inc. (“Trex”) Form 10-K for the fiscal year ended December 31, 2022, filed February 27, 2023, and the Trex response dated May 19, 2023 (“Response”), the undersigned hereby acknowledges on behalf of Trex that:

•

Trex is responsible for the adequacy and the accuracy of the disclosures contained in the Form 10-K for the fiscal year ended December 31, 2022, filed February 27, 2023; and the Response filed by Trex;

•

Comments of the SEC Staff, if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing made; and

•	Trex may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

It is our understanding that you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving Trex.

Thank you for your attention to the foregoing.

Sincerely, TREX COMPANY, INC.
Dennis C. Schemm Senior Vice President and Chief Financial Officer